SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

The Men's Wearhouse, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

587118100
(CUSIP Number)

Marc Weingarten Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 12 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 587118100	SCHEDULE 13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Eminence Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,684,200 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,684,200 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,684,200 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IA; OO

CUSIP No. 587118100	SCHEDULE 13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Eminence GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,282,683 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,282,683 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,282,683 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 587118100	SCHEDULE 13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Ricky C. Sandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,684,200 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,684,200 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,684,200 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 587118100	SCHEDULE 13D	Page 5 of 12 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.01 per share (the "Common Stock"), of The Men's Wearhouse, Inc., a Texas corporation (the "Issuer"). The address of the Issuer's principal executive office is 6380 Rogerdale Road, Houston, Texas 77072.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) Eminence Capital, LLC, a New York limited liability company ("Eminence Capital");

(ii) Eminence GP, LLC, a New York limited liability company ("Eminence GP"); and

(iii) Ricky C. Sandler, a U.S. Citizen ("Mr. Sandler").

This statement relates to shares of Common Stock held for the accounts of:

(i) Eminence Partners, L.P., a New York limited partnership ("Eminence I"); Eminence Partners II, L.P., a New York limited partnership ("Eminence II"); Eminence Partners Leveraged, L.P., a Delaware limited partnership ("Eminence Leveraged"); Eminence Eaglewood Master, L.P., a Delaware limited partnership ("Eminence Eaglewood"); Eminence Partners Long, L.P., a Delaware limited partnership (together with Eminence I, Eminence II, Eminence Leveraged and Eminence Eaglewood, the "Partnerships"); as well as Eminence Fund Master, Ltd., a Cayman Islands exempted company ("Eminence Offshore Master Fund"), Eminence Fund Leveraged Master, Ltd., a Cayman Islands exempted company (“Eminence Offshore Leveraged Master Fund", and together with Eminence Offshore Master Fund, the "Master Funds”) and Eminence Fund Long, Ltd., a Cayman Islands exempted company ("Eminence Offshore Long"). The Partnerships, Master Funds and Eminence Offshore Long are collectively referred to as the "Eminence Funds"; and

(ii) a separately managed account (the “SMA”).

Eminence Capital serves as the investment manager to the Eminence Funds and the investment adviser to the SMA. Eminence Capital may be deemed to have shared voting and dispositive power over the shares held for the accounts of the Eminence Funds and the SMA.

Eminence GP serves as general partner or manager of the Partnerships and the Master Funds and may be deemed to have shared voting and dispositive power over the Shares held for the accounts of the Partnerships and the Master Funds.

Mr. Sandler is the Chief Executive Officer of Eminence Capital and the Managing Member of Eminence GP and may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock directly owned by the Eminence Funds and the SMA, as applicable.

CUSIP No. 587118100	SCHEDULE 13D	Page 6 of 12 Pages

(b) The address of the principal business and principal office of Eminence Capital and Eminence GP is 65 East 55th Street, 25th Floor, New York, NY 10022. The business address of Mr. Sandler is 65 East 55th Street, 25th Floor, New York, NY 10022.

(c) The principal business of Eminence Capital is that of an investment manager engaging in the purchase and sale of securities on behalf of clients. The principal business of Eminence GP is serving as a general partner to the Partnerships and manager to the Master Funds. Mr. Sandler serves as the Chief Executive Officer of Eminence Capital and as the Managing Member of Eminence GP.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Eminence Capital and Eminence GP is a limited liability company organized under the laws of the State of New York. Mr. Sandler is a United States citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used approximately $195,582,700 (including brokerage commissions) in the aggregate to purchase the Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein is the working capital of the Eminence Funds and the SMA for the shares of Common Stock held by each of them, and margin borrowings described in the following sentence. Such shares of Common Stock are held by the Eminence Funds in commingled margin accounts, which may extend margin credit to the Eminence Funds from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

CUSIP No. 587118100	SCHEDULE 13D	Page 7 of 12 Pages

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons initially acquired beneficial ownership of Common Stock of the Issuer for investment purposes because they believed the Issuer's Common Stock represented an attractive investment opportunity. The Reporting Persons believe that the Common Stock at current market prices is undervalued.

On September 18, 2013, Jos. A. Bank Clothier, Inc. ("Jos. A. Bank") submitted an indication of interest to acquire the outstanding shares of the Issuer at $48 per share in cash (the "Proposal"), a 42.4% premium over the previous day's closing price. Jos. A. Bank announced the offer publicly on October 9, 2013.

On October 9, 2013, the Issuer issued a press release rejecting Jos. A. Bank's offer. According to the press release, the Issuer's board of directors (the "Board") determined that the Proposal significantly undervalued the Issuer and failed to reflect its growth strategy and upside potential. The press release also stated that the Issuer believed the Proposal to be opportunistic and subject to unacceptable risks and contingencies. The Issuer also announced on October 9, 2013 that it had adopted a limited duration shareholder rights plan.

On November 7, 2013, the Reporting Persons sent a letter to the Board (the "Letter") expressing their disappointment in the Board's response to the Proposal. In the Letter, the Reporting Persons stated that, while they agree with the Board that the Proposal price undervalues the Issuer, they believe the Board's other reasons for rejecting the Proposal are without merit. The Reporting Persons stated that they believe that the Board's fiduciary duties require that they immediately: (i) instruct their financial advisors to evaluate all strategic alternatives available to the Issuer and (ii) enter into a dialogue with Jos. A. Bank regarding a possible combination. Further, the Letter states that the Reporting Persons intend to fully exercise their rights as shareholders to hold the Board accountable if it fails to take these actions by close of business on November 11th. The foregoing summary of the Letter is qualified in its entirety by reference to the full text of the Letter, a copy of which is filed herewith as Exhibit 1 to hold the Board accountable.

The Reporting Persons intend to continue to engage in discussions with management of the Issuer, as well as with its Board, other shareholders, Jos. A. Bank and other interested parties, regarding the Proposal, and with respect to the Issuer's business, management, strategic direction and related matters.

CUSIP No. 587118100	SCHEDULE 13D	Page 8 of 12 Pages

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board and management with respect to the Proposal, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, selling some or all of their shares of Common Stock, purchasing additional shares of Common Stock, and/or otherwise changing their intention with respect to any and all matters referred to in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 4,648,200 shares of Common Stock, constituting approximately 9.8% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 47,795,084 shares of Common Stock outstanding (which number excludes 23,055,266 shares classified as treasury stock) as of September 2, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 12, 2013.

(i)	Eminence Capital:
	(a)	As of the date hereof, Eminence Capital may be deemed the beneficial owner of 4,684,200 shares of Common Stock.
Percentage: Approximately 9.8% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,684,200 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,684,200 shares of Common Stock
(ii)	Eminence GP:
	(a)	As of the date hereof, Eminence GP may be deemed the beneficial owner of 4,282,683 shares of Common Stock.
Percentage: Approximately 9.0% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,282,683 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,282,683 shares of Common Stock

CUSIP No. 587118100	SCHEDULE 13D	Page 9 of 12 Pages

(iii)	Mr. Sandler:
	(a)	As of the date hereof, Mr. Sandler may be deemed the beneficial owner of 4,684,200 shares of Common Stock.
Percentage: Approximately 9.8% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,684,200 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 4,684,200 shares of Common Stock

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(d) Each of the clients of Eminence Capital and the SMA, as applicable, has the right to receive, or the power to direct the receipt of dividends from, or the proceeds of the sale of, such shares of Common Stock beneficially held by Eminence Capital or the SMA, as applicable.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

Other than the joint filing agreement, there are no contracts, arrangements, understandings or relationship among the Reporting Persons or between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
1	Letter to the Board of Directors, dated November 7, 2013
2	Joint Filing Agreement, dated November 7, 2013

CUSIP No. 587118100	SCHEDULE 13D	Page 10 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: November 7, 2013

/s/ Ricky C. Sandler
Ricky C. Sandler, individually, and as
Chief Executive Officer of Eminence Capital, LLC,
and as Managing Member of Eminence GP, LLC

CUSIP No. 587118100	SCHEDULE 13D	Page 11 of 12 Pages

 Schedule A

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK BY THE REPORTING PERSONS DURING THE PAST SIXTY DAYS

The following table sets forth all transactions with respect to the shares of Common Stock effected during the past sixty days by any of the Reporting Persons. Except as otherwise noted, all such transactions in the table were effected in the open market through a broker.

Trade Date	Amount Purchased (Sold)	Price Per Share ($)

10/4/2013

10/4/2013

10/7/2013

10/7/2013

10/7/2013

10/7/2013

10/7/2013

10/8/2013

10/8/2013

10/8/2013

10/9/2013

10/9/2013

10/23/2013

10/24/2013

10/24/2013

10/24/2013

10/24/2013

10/24/2013

10/29/2013

10/29/2013

10/30/2013

10/30/2013

10/30/2013

10/31/2013

10/31/2013

10/31/2013

10/31/2013

10/31/2013

6,300 39,071 6,729 33,400 5,000 25,650 600,000 12,900 74,950 5,600 111,000 74,000 (1,685) 364,500 5,800 18,700 5,000 68,000 71,200 450,800 12,000 50,000 55,000 248,200 85 469,524 186,512 22,358

34.153095

34.66411

34.235585

34.22

34.465

34.499259

35

35.32

35.291627

35.2245

43.245876

43.302702

45.41181

44.641714

44.604258

44.8

44.635

44.513419

44.48

44.8

43.53

43.637304

43.710971

43.37

43.4

42.272755

42.137332

42.342094

CUSIP No. 587118100	SCHEDULE 13D	Page 12 of 12 Pages

Trade Date	Amount Purchased (Sold)	Price Per Share ($)

10/31/2013 10/31/2013 10/31/2013 10/31/2013	50,000 86,777 400,000 25,000	42.2 42.658446 42.717795 43.01
10/31/2013 10/31/2013 10/31/2013	432,927 100,000 27,100	42.830607 42.47496 42.44
10/31/2013 11/1/2013 11/1/2013 11/1/2013 11/1/2013 11/1/2013 11/1/2013 11/1/2013 11/4/2013 11/4/2013 11/6/2013 11/6/2013 11/6/2013 11/6/2013	68,400 73,402 50,000 50,000 35,000 20,000 6,228 (6,228) 95,000 150,000 72,000 (72,000) 72,000 (72,000)	42.455 42.857032 42.932992 43.002006 42.8745 43.21 42.3 42.3 42.027975 42.3 42.75 42.75 42.75 42.75